Ecopetrol Reports on the Decisions Adopted at the Shareholders' Meeting on March 22, 2024.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that during the ordinary General Shareholders’ Meeting held on March 22, 2024, after giving notice to its shareholders and complying with the legal requirements to carry out the session, the shareholders cast their votes on each of the items on the agenda as follows:

Matter Submitted for Consideration of the Shareholders' Meeting	Voting for the first proposal to approve the agenda included in the call

Voting for the second proposal to remove item 16 (Election of members of the Board of Directors for the remainder of the 2021-2025 period) and item 17 (Presentation and approval of statutory reforms – modification of the corporate purpose)

from the agenda

Vote for the third proposal to include the disclosure of the Control Risk Report on the agenda

Voting for the fourth proposal to (i) remove item 16 (Election of members of the Board of Directors for the remainder of the 2021-2025 period) and item 17 (Presentation and approval of statutory reforms – modification of the corporate purpose)

from the agenda

and (ii) include in the agenda the discussion of the performance of the President of Ecopetrol

Approval of the agenda	99.28% in favor	0.001% in favor	0.0008% in favor	0.0043% in favor

Matter Submitted for Consideration of the Shareholders' Meeting	Votes in favor	Votes against	Blank votes
Appointment of the President of the General Shareholder´s meeting	99.84%	0.002%	0.14%
Appointment of the Election and Reviewing Commission of the General Shareholder´s meeting	99.94%	0.0006%	0.05%
Appointment of the Commission for the Review and Approval of the General Shareholder´s meeting Minutes	99.99%	0.001%	0.0002%
Approval of the Report of the Board of Directors on its operation, development and compliance with the Code of Good Governance.	99.96%	0.004%	0.034%
Approval of the integrated management report for the year 2023	99.05%	0.01%	0.93%
Approval of the audited, individual and consolidated Financial Statements	99.05%	0.01%	0.93%

Note: The figures included in the table do not include all decimals, which will be included in the final text of the minutes of the assembly. Once all formal legal requirements are met and the minutes are registered in the commercial registry, Ecopetrol will inform the market about such process through these same means.

Matter Submitted for Consideration of the Shareholders' Meeting	Voting for the first proposal: to approve the payment of dividends to minority shareholders in 3 equal installments: April 25; September 26 and December 19. For the majority shareholder, payment is proposed to be made no later than December 31, 2024.	Voting for the second proposal: to approve the payment of dividends to minority shareholders in 2 equal installments payable on April 3 and June 26, 2024. For the majority shareholder, it is proposed to pay no later than December 31, 2024.
Distribution of Dividends Project	5.41% in favor	94.54% in favor

Note: The blank vote corresponded to 0.034%.

Matter Submitted for Consideration by the Shareholders' Meeting	Votes in favor	Votes against	Blank Votes
Election of the members of the Board of Directors for the remainder of the period 2021-2025	98.94%	1.05%	0.00006%
Reform of the Company's corporate purpose	99.38%	0.10%	0.50%

Matter Submitted for Consideration by the Shareholders' Meeting	Voting for the first proposal, which corresponds to the one presented by Ecopetrol's management.	Voting for the second proposal: The number of members of the Board of Directors is changed from 9 to 11; the term of office is changed from 4 to 2 years and the possibility of indefinite reelection is changed and (i) a line item for an employee of Ecopetrol S.A. and (ii) a line item for a minority shareholder (not included among the 10 largest shareholders) is included.
Other bylaw reforms	99.77% in favor 0.16% against Nota: The blank vote corresponded to 0.06%.	0.35% in favor 94.20% against Nota: The blank vote corresponded to 5.44%.

Matter Submitted for Consideration by the Shareholders' Meeting	Vote on the proposal to file a social action for liability against Mr. Ricardo Roa Barragan.
Proposals and Miscellaneous	1.04% in favor 94.13% against Nota: The blank vote corresponded to 4.81%.

The election of the members of the Board of Directors for the remainder of the 2021-2025 period and the statutory reforms approved by the General Assembly of Shareholders are detailed below:

i)             Appointment of Members of the Board of Directors

The names of the members of the Board of Directors elected, for the remainder of the period 2021 – 2025, and the people they replaced are detailed below:

Line	Name	Permanence	Replaced by (if applicable)	Quality
First	Saúl Kattan	NO	Ángela María Robledo Gómez	Independent
Second	Mónica De Greiff	YES, but change line	Lilian Tatiana Roa Avendaño	Not independent
Third	Gonzalo Hernandez	YES, but change line	Mónica De Greiff Lindo	Independent
Fourth	Claudia González	NO	Gonzalo Hernandez Jiménez	Not independent
Fifth	Mauricio Cabrera	NO	Luis Alberto Zuleta Jaramillo	Independent
Sixth	Luis Alberto Zuleta	YES, but change line	Edwin Palma Egea	Not independent
Seventh	Esteban Piedrahita Uribe	NO	Guillermo García Realpe	Independent
Eighth	Sandra Ospina	NO	Álvaro Torres Macías	Independent
Ninth	Juan José Echavarría	YES	Juan José Echavarría Soto	Independent

ii)             The text of the approved amendment can be accessed through the following link: https://www.ecopetrol.com.co/wps/wcm/connect/0cae1d90-7809-4adc-88dd-fa4a1376c5be/Bylaws+Admenment+Proposal.pdf?MOD=AJPERES&CVID=oUZHIKc

Bogota D.C., March 22, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This press release contains forward-looking statements which are based on current expectations and assumptions about future events and which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe” or other words of similar import, and which forward-looking statements also include certain projections, forecasts, budgets and other estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ecopetrol’s control. Ecopetrol does not undertake any obligation to provide any additional information or to update this press release or to correct any inaccuracies that may become apparent, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co